EXHIBIT 99.1

Condensed Consolidated Interim Financial Statements

September 30, 2012
(Stated in United States Dollars)
(Unaudited)

Table of Contents

Condensed Consolidated Interim Statements of Financial Position		- 2 -
Condensed Consolidated Interim Statements of Comprehensive Income		- 3 -
Condensed Cznsolidated Interim Statements of Cash Flows		- 4 -
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity		- 5 -
Notes to the Condensed Consolidated Interim Financial Statements

1.	Nature of Business and Going Concern	- 6 -

2.	Basis of Preparation	- 7 -

3.	Inventories	- 9 -

4.	Mineral Properties, Plant and Equipment	- 9 -

5.	Contingent Liability	- 9 -

6.	Long Term Debt	- 10 -

7.	Derivative Liabilities	- 11 -

8.	Share Purchase Warrants Issued with Canadian Dollar Exercise Prices	- 13 -

9.	Project Financing	- 13 -

10.	Equipment Loans	- 13 -

11.	Provision for Site Reclamation and Closure	- 14 -

12.	Common Shares, Share Purchase Warrants and Stock Options	- 14 -

13.	Related Party Transactions	- 17 -

14.	Operating Segments	- 18 -

15.	Subsequent Events	- 18 -

Mercator Minerals Ltd.
Condensed Consolidated Statements of Financial Position (unaudited)
(Stated in Thousands of United States Dollars)

	September 30, 2012	December 31, 2011
Assets
Current Assets
Cash and cash equivalents	$3,663	$25,324
Restricted cash (notes 5 and 6)	7,653	17,566
Accounts receivable	15,236	13,347
Inventories (note 3)	30,996	18,888
Prepaid expenses	797	1,843
Total Current Assets	58,345	76,968

Mineral properties, plant and equipment (note 4)	526,244	532,448
Environmental and land reclamation bonds	3,543	3,528
Total Assets	$588,132	$612,944

Liabilities and Equity
Current Liabilities
Accounts payable and accrued liabilities	$53,078	$49,472
Long term debt (note 6)	44,361	107,444
Derivative liabilities (note 7)	18,002	11,410
Project financing (note 9)	2,976	18,636
Equipment loans (note 10)	1,455	4,136
Deferred revenue	2,249	2,197
Total Current Liabilities	122,121	193,295

Non-Current Liabilities
Long-term debt (note 6)	70,214	24,266
Derivative liabilities (note 7)	35,616	28,601
Project financing (note 9)	13,528	–
Equipment loans (note 10)	1,047	–
Share purchase warrants (note 8)	4,357	10,902
Provision for site reclamation and closure (note 11)	10,326	10,802
Deferred revenue	34,270	35,727
Future tax liability	14,375	16,097
Total Liabilities	305,854	319,690

Equity
Share capital	395,241	395,025
Share-based payments reserve	25,113	31,582
Accumulated other comprehensive income	(26)	(26)
Deficit	(138,050)	(133,327)
Total Equity	282,278	293,254

Total Liabilities and Equity	$588,132	$612,944

Nature of business and going concern (note 1)
Commitments and contingencies (notes 5, 6, 7, 8, 9, 10 and 11)
Subsequent events (note 15)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Mercator Minerals Ltd.
Condensed Consolidated Statements of Comprehensive Income (unaudited)
(Stated in Thousands of United States Dollars, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Revenue
Copper revenue	$30,016	$34,583	$90,049	$117,527
Molybdenum revenue	27,465	28,058	92,042	71,194
Silver revenue	1,031	1,218	2,934	3,275
Other revenue	12	146	31	268
	58,524	64,005	185,056	192,264
Cost of sales
Mining and processing (note 2)	43,770	44,143	133,252	118,301
Freight, smelting & refining	10,102	8,953	28,395	25,677
	53,872	53,096	161,647	143,978
Gross profit	4,652	10,909	23,409	48,286

Administration (note 2)	2,514	2,706	8,611	11,243
Exploration expenditures	220	1,862	730	3,700
	2,734	4,568	9,341	14,943

Results from operating activites	1,918	6,341	14,068	33,343
Other income (expense)
Finance expense	(2,406)	(2,780)	(7,560)	(7,363)
Finance income	16	16	76	71
Realized gain on marketable securities	-	-	-	410
Realized loss on derivative liabilities (note 7)	(2,990)	(8,428)	(13,479)	(28,452)
Unrealized gain/(loss) on derivative instruments (note 7)	(14,492)	89,475	(13,607)	90,235
Unrealized gain/(loss) on share purchase warrants (note 8)	(455)	20,306	6,545	34,574
Other Income	25	-	225	-
Foreign exchange gain (loss)	(812)	1,971	(1,076)	1,925
Income (loss) before income taxes	(19,196)	106,901	(14,808)	124,743
Income taxes expense (benefit)
Current	119	120	378	120
Future	(4,208)	-	(1,722)	-
	(4,089)	120	(1,344)	120
Net income (loss) for the period	(15,107)	106,781	(13,464)	124,623

Other comprehensive income (loss)
Unrealized gain on marketable securities	-	-	-	26
Reclassification of gain on marketable securities	-	-	-	(410)
Total comprehensive income (loss) for the period	$(15,107)	$106,781	$(13,464)	$124,239

Net earnings (loss) per share (note 12):
Basic	$(0.06)	$0.43	$(0.05)	$0.57
Diluted	$(0.06)	$0.34	$(0.05)	$0.40

Weighted average number of shares outstanding:
Basic	259,055,229	246,279,633	259,046,621	217,087,379
Diluted	259,055,229	256,269,058	259,046,621	229,930,229

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Mercator Minerals Ltd.
Condensed Consolidated Statements of Cash Flow (unaudited)
(Stated in Thousands of United States Dollars)

	Three Months Ended		Nine Months Ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Cash provided by (used in)
Operating activities
Net income (loss) for the period	$(15,107)	$106,781	$(13,464)	$124,623
Adjustments for:
Unrealized gain (loss) on derivative liabilities	14,492	(89,475)	13,607	(90,235)
Unrealized gain (loss) on share purchase warrants	455	(20,306)	(6,545)	(34,574)
Reclassification of gain on marketable securities	-	-	-	(410)
Amortization and depreciation	5,135	3,639	15,334	9,600
Loss on fixed asset disposal	20	-	111	-
Deferred revenue recognized during the period	(494)	(568)	(1,405)	(1,553)
Accretion of financing costs	441	526	1,405	1,399
Accretion of provision for site reclamation and closure	60	81	214	242
Share-based compensation	591	1,121	2,435	4,156
Accretion of net proceeds interest liability	-	-	-	98
Foreign exchange gain (loss) on long term debt	877	(2,043)	826	(1,832)
Foreign exchange gain on restricted cash	(194)	-	(87)	-
Future tax liability	(4,208)	-	(1,722)	-
Finance expense, net of accretion	1,905	2,173	5,941	5,624
Finance income	(16)	(16)	(76)	(71)

Changes in non-cash operating working capital balances:
Accounts receivable	(8,788)	13,538	(1,889)	10,627
Inventories	(5,159)	1,089	(12,108)	2,831
Prepaid expenses	308	(760)	1,079	(16)
Deposits	-	-	(33)	-
Accounts payable and accrued liabilities	8,015	9,607	3,607	28,538
Finance expense paid	(1,905)	(2,173)	(5,941)	(5,624)
Finance income received	16	16	76	71
Net cash from (used in) operations	(3,556)	23,230	1,365	53,494
Financing activities
Long term debt repayments	(4,762)	(5,076)	(19,266)	(14,600)
Restricted cash	5,000	217	10,000	(4,806)
Proceeds from long term debt	-	416	-	25,635
Proceeds from share purchase warrants exercised	-	1,824	-	4,509
Proceeds from stock options exercised	-	117	52	1,302
Proceeds from project financing	-	-	-	521
Proceeds from equipment financing	-	(68)	-	1,466
Project financing repayments	(744)	(845)	(2,232)	(1,095)
Transaction costs for Creston share issuance	-	-	-	(174)
Equipment loan repayments	(409)	(912)	(1,634)	(2,630)
Net cash from (used in) financing activities	(915)	(4,327)	(13,080)	10,128
Investing activities
Acquisition of property, plant and equipment	(776)	(19,333)	(9,931)	(58,572)
Creston acquisition	-	-	-	(20,645)
Payment of net proceeds interest liability	-	-	-	(1,296)
Environmental land and reclamation bonds	(5)	(6)	(15)	(20)
Net cash used in investing activities	(781)	(19,339)	(9,946)	(80,533)

Decrease in cash and cash equivalents	(5,252)	(436)	(21,661)	(16,911)
Cash and cash equivalents, beginning of period	8,915	19,681	25,324	36,156
Cash and cash equivalents, end of period	$3,663	$19,245	$3,663	$19,245

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Mercator Minerals Ltd.
Condensed Consolidated Statements of Changes in Shareholders' Equity (unaudited)
(Stated in Thousands of United States Dollars)

	Number of Common Shares	Share Capital	Share-based payments reserve	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at December 31, 2010	197,621,466	$235,062	$27,767	$384	$(225,280)	$37,933
Net income	–	–	–	–	124,623	124,623
Other comprehensive income	–	–	–	26	–	26
Reclassification of gain on marketable securities	–	–	–	(410)	–	(410)
Share-based payments expense	–	–	4,156	–	–	4,156
Issue of shares on exercise of stock options	1,691,906	1,302	–	–	–	1,302
Reclassification of grant date fair value on exercise of stock options	–	3,539	(3,539)	–	–	–
Issue of shares on exercise of share purchase warrants	4,346,825	3,830	–	–	–	3,830
Issue of shares on exercise of broker share purchase warrants	255,447	680	–	–	–	680
Issuance of shares on closing of Creston transaction	43,051,904	118,634	–	–	–	118,634
Issuance of warrants and options on closing of Creston transaction	–	–	9,394	–	–	9,394
Reclassification of expired broker warrants	–	782	(782)	–	–	–
Reclassification of fair value on exercise of broker share purchase warrants	–	430	(430)	–	–	–
Reclassification of fair value of warrants exercised	–	6,254	–	–	–	6,254
Share issue costs	–	(174)	–	–	–	(174)
Reclassification of fair value of warrants exercised	–	4,809	(4,809)	–	–	–
Balance at September 30, 2011	246,967,548	$375,148	$31,757	$–	$100,657)	$306,248

Balance at December 31, 2011	259,014,300	$395,025	$31,582	$(26)	$(133,327)	$293,254
Net loss	–	–	–	–	(13,464)	(13,464)
Share-based payments expense	–	v	2,435	–	–	2,435
Reclassification of expired broker warrants	–	135	(135)	–	–	–
Reclassification of fair value of options expired after vesting	–	–	(8,741)	–	8,741	–
Issue of shares on exercise of stock options	40,929	81	(28)	–	–	53
Balance at September 30, 2012	259,055,229	$395,241	$25,113	$(26)	$(138,050)	\$282,278

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three and Nine Months Ended September 30, 2012 and 2011
 (Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

1.	Nature of Business and Going Concern

Mercator Minerals Ltd. (the “Company”) is a natural resource company engaged in the mining, development and exploration of its mineral properties in the United States of America (“USA”) and Mexico. The Company’s principal assets are its 100% owned Mineral Park mine (“Mineral Park”), a producing copper/molybdenum mine located near Kingman, Arizona, its 100% owned El Pilar (“El Pilar”) copper exploration and development project located in northern Mexico and its 100% owned El Creston molybdenum exploration and development project (“El Creston project”) located in northern Mexico. The Company acquired 100% of the shares of Mineral Park Inc. (“MPI”), which owns Mineral Park mine, from Equatorial Mining North America, Inc. in 2003.

The Company recorded a consolidated net loss of $13.5 million for the nine months ended September 30, 2012 (September 30, 2011 – consolidated net income of $124.2 million), and had an accumulated deficit of $138.1 million (December 31, 2011- $133.3 million) and working capital deficiency of $63.8 million (December 31, 2011 - $116.3 million).

In finalizing the December 31, 2011 annual consolidated financial statements, the Company determined that it had breached certain of its covenants under each of its Credit Facilities (note 6), Project Financing (note 9) and Equipment Loans (note 10) as at December 31, 2011. Therefore, the working capital deficiency at December 31, 2011 included $88.4 million (Credit Facilities), $15.7 million (Project Financing), and $2.1 million (Equipment Loans) for the otherwise non-current portions of these debt arrangements that were required to be classified with current liabilities as at December 31, 2011. The Company subsequently obtained waivers from the lending institutions under its Credit Facilities and Project Financing and as of September 30, 2012, was not in breach of these debt arrangements.  As a result, at September 30, 2012, the scheduled payments of greater than one year, including $72.6 million (Credit Facility), $13.9 million (Project Financing), and $1.0 million (Equipment Loans), have been classified as long-term liabilities. The Pre-Construction Credit Facility of $25.3 million has a maturity date of January 3, 2013 and has therefore been classified with current liabilities as at September 30, 2012 (note 6).

The working capital deficiency at December 31, 2011 included certain overdue accounts payable (generally outstanding more than 30 days) totalling $20.8 million. At September 30, 2012, the overdue accounts payable totalled $21.1 million. During 2011, the Company experienced a delay in completion of the Phase 2 expansion at Mineral Park and incurred costs in excess of the planned capital project costs. This resulted in a delay in achieving the expected incremental increase in sales and resulted in an increase in overdue accounts payable. During 2012, the Company has not achieved expected metal production levels at the Mineral Park and has not been able to reduce the overdue accounts payable as rapidly as originally anticipated. Subsequent to September 30, 2012, on October 23, Mineral Park executed an amendment to its Credit Facility and closed a bought deal private placement of 55,775,000 common shares of Mercator at a price of $0.52 per common share for gross proceeds of approximately CDN$29.0 million ("Private Placement") through a syndicate of underwriters (note 15).  The proceeds from the Private Placement should allow the company to become current with all vendors by year end 2012. Management has had discussions with certain vendors and has verbally agreed to suitable payment arrangements with respect to the overdue amounts.

While the Company expects improved operations over the next twelve months will fund operating expenses and meet our capital expenditure program, the Company does not expect cash flow from operations to fund all of the Company’s debt servicing obligations over this period. The Company therefore, on October 23, 2012 reached an agreement with the lenders of the Credit Facility to amend and restructure the Credit Facility which at September 30, 2012 included a term loan that has $61.7 million outstanding and a $30.0 million revolver loan.  Highlights of the agreed amendments include:

●	Principal payment holiday for two quarters until June 30, 2013;

●	Consolidation of the existing loans into a single $91.7 million term loan;

●	Extending the scheduled payments for one year until March 31, 2017 and restructuring the amortization schedule so repayments are weighted to the second half of the loan life;

●	No incremental copper or molybdenum hedging required;

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three and Nine Months Ended September 30, 2012 and 2011
 (Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

●
Until the date that MPI has repaid $30.0 million of prepayments by way of either the cash sweep or voluntary prepayments, (i) an increase in the cash sweep from 25% to 50% of excess cash subject to prepayments; and (ii) a parent guarantee for all obligations of MPI to the lenders subject to certain carve-outs for any indebtedness, liens, asset disposals as they relate to El Pilar and/or the Pre-Construction Facility;

●
Establishment of: (i) a debt service reserve account with a minimum cash balance equal to the next six months debt service which is $2.7 million as of September 30, 2012; and (ii) a $3.0 million maintenance reserve account.

These unaudited condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  However, the uncertainty with respect to the Company’s ability to meet its operating objectives and settle the Company’s liabilities including the overdue accounts payable casts substantial doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern and realize on its investments in its mineral properties and mining assets, as well as meet its liabilities including the overdue vendor accounts, will be dependent upon the future profitable production or proceeds from the disposition of the mineral resources or the raising of additional capital.  There can be no assurances the Company will be able to meet its planned business objectives and continue as a going concern. If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported revenue and expenses and the statement of financial position classifications used.

The Company’s activities have been financed to date through the sale and issuance of shares and other securities by way of private placements, commercial financing arrangements, and cash flow from operations at Mineral Park.

Management anticipates that the Company will be able to raise additional financing through equity or debt financings to further its capital development programs related to its El Pilar and El Creston mineral properties; however there is no assurance that the Company will be able to obtain adequate funding on favourable terms.

2.	Basis of Preparation

a)	Basis of Presentation

The unaudited condensed consolidated financial statements (“consolidated financial statements”) were prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. Accordingly, the consolidated financial statements do not include all of the information and footnotes required by International Financial Reporting Standards for complete financial statements for year-end reporting purposes. The consolidated financial statements have been prepared on a basis consistent with the significant accounting policies disclosed in its audited consolidated annual financial statements for the period ended December 31, 2011 and therefore should be read in conjunction with the most recent annual financial statements, which includes information necessary or useful to understand the Company’s business and financial statement presentation.

During the quarter, the Company changed its accounting policy for treatment of administration costs that are incurred at the Mineral Park Mine.  Management is of the opinion that these costs are functionally related to Mineral Park’s operations and the Company believes that it is more appropriate to include these costs within mining and processing costs on the statement of operations.  Accordingly, the Company has retroactively applied this policy change and reclassified its comparative figures. The reclassification of Mineral Park administration costs had no impact on net income or comprehensive income for the periods presented.  The amounts reclassified for all periods presented are as follows:

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three and Nine Months Ended September 30, 2012 and 2011
 (Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
Reclassification (in millions)	2012	2011	2012	2011
Mining and processing
As previously reported	$39.5	$39.1	$120.9	$107.4
Change from administration expenses	4.3	5.0	12.4	10.9
As reported	43.8	44.1	133.3	118.3

Administration
As previously reported	6.8	7.7	21.0	22.1
Change to mining and processing	(4.3)	(5.0)	(12.4)	(10.9)
As reported	$2.5	$2.7	$8.6	$11.2

All of the Company’s entities have US dollars as the functional currency.

The consolidated financial statements were approved by the board of directors and authorised for issue as of November 13, 2012.

b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for derivatives and certain other financial assets and liabilities that are measured at fair value.  In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

c)	Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its direct and indirect wholly owned subsidiaries Mercator Mineral Park Holdings Ltd., Mineral Park Inc., Mercator Minerals (Barbados) Ltd Mercator Minerals USA, Bluefish Energy Corporation, Stingray Copper Inc., Minera Stingray S.A. de C.V. and Recursos Stingray de Cobre, S.A. de C.V and Creston Moly Corp. (subsequent to June 22, 2011- the acquisition date). Inter-company balances and transactions are eliminated upon consolidation.

Control exists where the parent entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial report from the date control commences until the date control ceases.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are discussed in note 3(b) in the Company’s annual consolidated financial statements for the year ended December 31, 2011. There have been no changes to significant estimates during the period ended September 30, 2012 with the exception of derivative instruments disclosed in note 7 and the provision for site reclamation and closure disclosed in note 11

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three and Nine Months Ended September 30, 2012 and 2011
 (Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

3.	Inventories

	September 30,	December 31,
	2012	2011
Ore on leach dump	$5,519	$5,358
In-process inventory	508	480
Concentrate inventory	9,925	1,069
Cathode inventory	239	152
Supplies	14,503	11,463
Coarse ore inventory	302	366
Total	$30,996	$18,888

The amount of inventory recognized as an expense for the nine months ended September 30, 2012 and September 30, 2011 includes production costs, amortization, depletion, Mineral Park administration costs and share-based payments directly attributable to the inventory production process.

Ore on leach dump inventory includes $2.4 million (December 31, 2011 - $2.5 million) that will not be recoverable within the subsequent twelve months.

4	Mineral Properties, Plant and Equipment

Consolidated	Mill and SX- EW	Mineral Properties	Exploration and Evaluation Assets	Power Generator	Mining Equipment - Large	Mining Equipment - Small	Building & Improvements and Office Equipment	Land	Site Reclamation and Disclosure	Construction in Progress	Total
Cost
Balance at January 1,2012	$310,346	$24,915	$151,562	$40,317	$18,565	$12,314	$670	$4,152	$7,665	$–	$570,506
Additions	1,924	4,845	–	2,002	348	266	107	4	(690)	434	9,240
Disposals	–	–	–	–	(305)	(103)	–	–	–	–	(408)
Transfers between categories	–	–	–	–	–	–	–	–	–	–
Balance at September 30,2012	312,270	29,760	151,562	42,319	18,608	12,477	777	4,156	6,975	434	579,338

Accumulated depreciation											–
Balance at January 1, 2012	(25,542)	(549)	–	(1,008)	(5,882)	(4,862)	(33)	–	(182)	–	(38,058)
Depreciation charge	(9,782)	(33)	–	(2,346)	(1,806)	(1,072)	(43)	–	(251)	–	(15,334)
Disposals	–	–	–	–	214	83	–	–	–	–	297
Balance at September 30,2012	(35,324)	(582)	–	(3,354)	(7,474)	(5,852)	(76)	–	(433)	–	(53,094)

Net book value
As at January 1, 2012	$284,804	$24,366	$151,562	$39,309	$12,683	$7,452	$637	$4,152	$7,483	$–	$532,448
As at September 30,2012	$276,946	$29,178	$151,562	$38,965	$11,134	$6,625	$701	$4,156	$6,542	$434	$526,244

The El Creston project is included in the Exploration and Evaluation Assets since technical feasibility and commercial viability have not yet been established. El Pilar and Mineral Park Mine are included in Mineral Properties and Additions to Mineral Properties relate to El Pilar.

5	Contingent Liability

Prior to the acquisition of Creston, in May 2007 Creston agreed to pay a Finders’ Fee to an arm’s length third party (the “Fee”). The TSX-V approved the payment of $1.5 million as the Fee, which, at the option of the Finder, could be paid in any combination of cash or shares.  The TSX-V determined that a price of $0.70 per share was to be used in determining the number of shares to be issued as payment of the Fee or a portion of the Fee. The Finder claimed that $0.15 per share should have been used as the basis for determining the Fee. The Finder entered into arbitration proceedings seeking

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three and Nine Months Ended September 30, 2012 and 2011
 (Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

payment of the Fee in cash at an equivalent price of $0.15 per share.  The arbitrator found in favour of the Finder, awarded the Finder CDN$4.1 million plus costs and Creston recorded the additional amount of CDN$2.6 million awarded in the arbitration as an accrued liability.  CDN$1.5 million was forwarded to the Finder and Creston deposited the unpaid balance of the arbitration award (CDN$2.6 million) plus interest into trust.

As at September 30, 2012 and December 31, 2011, CDN$2.6 million is included in the Company’s Restricted Cash and accounts payable and accrued liabilities. On May 14, 2010, the British Columbia Court of Appeals unanimously reversed the decision of the lower court and granted Creston leave to appeal the decision in the Supreme Court of British Columbia. On May 6, 2011 Creston’s appeal of the arbitrator’s award was dismissed with costs and Creston, appealed the decision to the British Columbia Court of Appeals. On August 7, 2012, the British Columbia Court of Appeal rendered its decision in connection with the finder’s fee dispute associated with the Company’s acquisition of the El Creston molybdenum property in Mexico, and ruled unanimously, that the Company’s appeal of the decision of the Supreme Court of British Columbia was allowed and that the finder's fee was declared to have been paid. The Company requested that the CDN$2.6 million that was paid into escrow and was recorded on the Company’s balance sheet in restricted cash be returned to the Company. The Finder filed for leave to appeal the decision to the Supreme Court of Canada during the third quarter.  Subsequent to the end of the period, the Company filed their response with the Supreme Court of Canada, which has not yet released its decision.

During the third quarter of 2012, an annual maintenance inspection was performed on the natural gas turbine installed at Mineral Park. During the course of the inspection, damage to the turbine was noted due to an installation issue that had not been discovered during earlier inspections. This resulted in the turbine being removed from the mine site for repairs and replaced with a leased turbine from the turbine manufacturer. At September 30, 2012, the Company has accrued $0.5 million in costs related to the lease of the replacement turbine. It had not incurred any repair costs related to the damaged turbine.

Subsequent to September 30, 2012, the Company has received an estimate of the cost to repair the damage for $3.2 million.  The Company lodged an insurance claim for damages with the insurance underwriter in early November. No determination has been made in relation to the claim. The Company believes that the repairs, damages and lease rental costs are fully covered by the insurance policy subject to a deductible of $0.5 million.

6	Long Term Debt

	September 30,	December 31,
	2012	2011
Pre-construction credit facility ("PCF")	$25,313	$24,266
Credit facility ("CF")	89,262	107,444
	114,575	131,710

Current portion - PCF	(25,313)	–
Current portion - CF	(19,048)	(107,444)
Non-current long term debt	$70,214	$24,266

Pre-Construction Credit Facility (“PCF”)
The Company has classified the $25.3 million balance within current liabilities as at September 30, 2012, as the PCF is due in January 2013.

Credit Facilities
The interest rate as of September 30, 2012 was based on the 1-month London Interbank Offered Rate (“LIBOR”) rate and was approximately 4.72%.

The Credit Agreement also contains provisions that require the Company to apply cash flow available for cash sweep, as defined, to reduce the Credit Facilities. The percentage of excess cash subject to prepayment was reduced from 50% to 25%

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three and Nine Months Ended September 30, 2012 and 2011
 (Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

as a result of meeting the performance test requirement under the Credit Facilities on November 14, 2011.  The cash sweep provision was limited to prepayment aggregating of $30.0 million, which has subsequently been amended to $40.0 million.

The Credit Facilities contain covenants, including restrictions on new indebtedness, new liens, and disposition of assets, acquisitions, investments and distributions, among others. Financial covenants include a loan life coverage ratio and a minimum debt service coverage ratio as well as a minimum reserve tails based on life-of-mine mineral reserves. In finalizing the consolidated financial statements for the period ended December 31, 2011, the Company determined that it was in breach of the Credit Facility covenants related to new indebtedness and investments and the loan life coverage ratio. During 2011, the subsidiary of the Company which holds the Credit Facilities provided an intercompany loan, and entered into an intercompany finance lease with another subsidiary of the Company resulting in additional intercompany indebtedness and investments which were in breach of certain covenants. The required minimum loan life coverage ratio was 1.25 to 1.00. As at December 31, 2011, the loan life coverage ratio was 1.23 to 1.00 resulting in the loan life coverage ratio breach. Due to these breaches as at December 31, 2011, the Company was required to classify the total amount of the Credit Facilities as a current liability as at December 31, 2011.

The Company obtained the waivers from the lending institutions under its Credit Facilities as at March 31, 2012. At September 30, 2012, the Company is not in breach of this debt arrangement. In addition, the Company has obtained an amendment to the covenants regarding the commodity price assumptions in the loan life coverage ratio. As at September 30, 2012, $72.6 million of payments scheduled for greater than one year have been classified as long-term liabilities.

The Company was required to maintain a minimum cash balance in a restricted bank account of $10.0 million up to June 29, 2011 and $15.0 million thereafter until the Credit Facilities are repaid. On May 22, 2012, the Company obtained a waiver to decrease the minimum cash balance requirement to $10.0 million until September 30, 2012. As condition precedent to the May 22, 2012 waiver, the Company made the December 31, 2011 quarterly cash sweep payment of $4.7 million and the March 31, 2012 quarterly cash sweep payment of $0.3 million.  On September 28, 2012, the Company obtained another waiver to decrease the minimum cash balance requirement to $5.0 million at all times until November 14, 2012, $10 million at all times from November 15, 2012 until December 31, 2012 and $15.0 million at all times thereafter.  Included in the September 28, 2012 amendment is a waiver of the debt service coverage ratio and adjustments to the loan life coverage ratio.  See Note 15 for additional amendment to the Credit Facility executed on October 23, 2012.

The minimum principal payments due for each of the four succeeding years are estimated as follows:

Year	Description	Amount
2012	Principal	$ 4,762
2013	Principal	19,048
2014	Principal	49,048
2015	Principal	18,828
		$ 91,686

7.	Derivative Liabilities

Derivative financial instruments are classified as held for trading and are recorded on the statement of financial position at fair value. Changes in fair value of derivative financial instruments are recorded in operations unless the instruments are classified as cash flow hedges. As at September 30, 2012 and December 31, 2011, the Company did not designate any of its instruments as hedges for accounting purposes.

	September 30, 2012	December 31, 2011
Derivative instruments-copper futures	$52,481	$38,760
Derivative instruments-interest swaps	1,137	1,251
	53,618	40,011
Current portion	(18,002)	(11,410)
Non-current portion	$35,616	$28,601

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three and Nine Months Ended September 30, 2012 and 2011
 (Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

Realized losses on derivative instruments consist of:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Realized loss-copper futures	$2,817	$8,181	$12,720	$27,698
Realized loss-interest swaps	173	247	759	754
	$2,990	$8,428	$13,479	$28,452

(a)	Copper Forward Contracts

In connection with the closing of the Credit Facilities (Note 6), the Company entered into forward sales of copper totalling 146.9 million pounds of copper over a six year term at an average net price to the Company of $3.01 per pound ($2.96 per pound on remaining notional quantities as of September 30, 2012), net of all costs. The quantities forward sold and the net weighted average prices to be received outstanding at September 30, 2012 are set out as follows:

Year	Copper pounds	Annual price
2012	5,952,474	$ 3.05
2013	24,630,015	2.98
2014	22,725,223	2.93
2015	20,688,154	2.89
2016	3,836,039	2.88
	77,831,905	$ 2.94

The copper forward contracts had outstanding notional amounts of 77.8 million pounds of copper as at September 30, 2012 (December 31, 2011 – 99.6 million pounds).  At September 30, 2012, the Company has recorded a derivative liability of $52.5 million related to these copper forward contracts, of which $17.4 million relates to derivative contracts maturing in less than one year, and $35.1 million relates to derivative contracts with a maturity date greater than one year.  The fair value of these forward contracts will fluctuate until their respective maturities in response to fluctuation in market prices of copper, interest rates and the Company’s own credit risk. Actual results can differ from estimates made by management and may have a material impact on the Company’s financial statements.

During the nine months ended September 30, 2012, the Company recorded a realized loss of $12.7 million (nine months ended September 30, 2011 – $27.7 million) on the copper forward contracts that were closed out and settled for cash.

(b)	Interest Rate Swaps

The Credit Facilities bear interest at LIBOR plus a spread.  The Company has entered into interest rate swap contracts to exchange the LIBOR portion of the interest payments for a fixed rate of 2.38% on 54% of the non-revolving credit facility of $61.7 million (December 31, 2011 - $80.9 million) for the period from May 28, 2010 to March 31, 2016.  See Note 15 for details on subsequent amendment of the credit facility.

These interest rate swaps had outstanding notional amounts of $33.3 million as at September 30, 2012 (December 31, 2011 - $40.5 million). The notional amount decreases over the period as payments are made. At September 30, 2012, the Company had recorded a liability with a fair value of $1.1 million related to these interest rate swaps, of which $0.6 million relates to derivative contracts maturing in less than one year, and $0.5 million relates to derivative contracts with a maturity date greater than one year.  In the estimation of fair value of interest rate swaps, management used the following assumptions: risk free rate of 0.83%, credit risk adjustment rate of 7.17%. The fair value of these interest rate swap contracts will fluctuate until their respective maturities. In response to prevailing market conditions and the Company’s own credit risk, actual rates can differ from management estimates.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three and Nine Months Ended September 30, 2012 and 2011
 (Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

During the nine months ended September 30, 2012, the Company recorded a realized loss of $0.8 million (nine months ended September 30, 2011 – $0.8 million) on the interest rate swaps that were closed out and settled for cash.

The fair values of the Company’s derivative financial instruments as disclosed above are determined, in part, based on quoted market prices received from counterparties and adjusted for Company specific factors, notably credit risk.

8.	Share Purchase Warrants Issued with Canadian Dollar Exercise Prices

The exercise price of the share purchase warrants is fixed in Canadian dollars and the functional currency of the Company is the US dollar, therefore the warrants are considered a derivative, as a variable amount of cash in the Company’s functional currency will be received on exercise.  At September 30, 2012, the fair value of share purchase warrants issued and outstanding with Canadian dollar exercise prices was $4.4 million (December 31, 2011 - $10.9 million). The share purchase warrants are re-measured at fair value at each statement of financial position date with the change in fair value recorded in earnings during the period of change. The change in fair value for the nine months ended September 30, 2012 was a gain of $6.5 million (nine months ended September 30, 2011 – gain of $34.6 million). The fair value of share purchase warrants would be reclassified to equity upon exercise.

9.	Project Financing

	September 30,	December 31,
	2012	2011
Gross project financing	$16,504	$18,636
Current portion	(2,976)	(18,636)
Non-current portion	$13,528	$–

During 2011, a subsidiary of the Company provided intercompany loans to another subsidiary of the Company that holds the Project Financing. In finalizing the December 31, 2011 consolidated financial statements the Company determined that these intercompany loans were a breach of certain covenants under the Project Financing related to allowable indebtedness as at December 31, 2011. Due to the breach of covenants, as at December 31, 2011, the Company was required to classify amounts due under the loan agreements as current liabilities. The Company subsequently obtained waivers from the lending institution under its Project Financing. As of September 30, 2012, the Company was not in breach of this debt arrangement and $13.5 million of payments scheduled greater than one year have been classified as long term liabilities.

10.	Equipment Loans

	September 30,	December 31,
	2012	2011
Equipment loans	$2,502	$4,136
Current portion	(1,455)	(4,136)
Long-term portion	$1,047	$–

Due to the breach of covenants related to the Credit Facilities (note 6), certain cross default covenants in the equipment loan agreements were breached as at December 31, 2011, therefore the entire amount owing on the Equipment Loans were classified within current liabilities as at December 31, 2011. The Company subsequently obtained waivers from the lending institution under its Credit Facilities. As at September 30, 2012, the Company was not in breach of covenants related to the Credit Facilities and $1.0 million of equipment loan payments scheduled greater than one year have been classified as long-term liabilities. All agreements are collateralized by the respective mining equipment.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three and Nine Months Ended September 30, 2012 and 2011
 (Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

11.	Provision for Site Reclamation and Closure

The Company’s provision for site reclamation and closure relating to the Mineral Park Mine was assumed as part of the acquisition of the facility in 2003. The Company estimates its provision for site reclamation and closure based on its current legal obligations to reclaim, decommission, and restore its Mineral Park Mine site. On September 6, 2012, the Federal Bureau of Land Management (BLM) agreed to a lower estimate for reclamation which decreased the net present value of the site reclamation and closure liability by $0.9 million with a corresponding decrease to the related asset.  At September 30, 2012, the present value of future site closure and restoration obligations was determined using an expected inflation rate of 4% (2010 – 4%) and a discount rate of 2.82% (December 31, 2011 – 2.9%).  The change in discount rate at September 30, 2012 to 2.82% resulted in an increase in the net present value of the site reclamation and closure liability of $0.2 million with a corresponding increase in the related asset.  Excluding the effects of future inflation, and before discounting, the Company estimates that approximately $7.4 million will be payable in 23 to 48 years (2011 – 23 to 48 years).  As at September 30, 2012, the net present value of the discounted cash flows required to settle the obligation was $10.3 million (December 31, 2011 - $10.8 million).
The provision for site reclamation and closure requires management to make significant estimates and assumptions.  Actual results could materially differ from these estimates.

The continuity of the provision for site reclamation and closure is as follows:

Balance, December 31, 2011	$10,802
Change in estimate	(906)
Change in discount rate	216
Accretion expense	214
Balance, September 30, 2012	$10,326

12.	Common Shares, Share Purchase Warrants and Stock Options

Common shares
At September 30, 2012, the Company had unlimited authorized common shares without par value and 259,055,229 common shares issued and outstanding (December 31, 2011 – 259,014,300).  Refer to the consolidated statements of changes in equity for movement in share capital. The holders of common shares are entitled to one vote per share at meetings of the Company.

i.	Warrants

The following table summarizes the number of fully exercisable warrant transactions as at September 30, 2012:

	Number	Weighted Average Exercise Price ($Cdn)
Balance December 31, 2011	24,411,801	$2.15
Warrants expired	(7,399,996)	4.20
Balance September 30, 2012	17,011,805	$1.25

The following is a summary of common share purchase warrants outstanding and exercisable as at September 30, 2012:

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three and Nine Months Ended September 30, 2012 and 2011
 (Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

Number of Warrants	Exercise Price in $ Cdn	Expiry Date	Publically Traded
14,154,662	1.00	January 29, 2013	Yes
2,857,143	2.50	December 2, 2014	No
17,011,805

Fair value is determined on publically traded warrants from quoted market prices. All other warrants are valued using the Black-Scholes option-pricing model.

ii.	Share Purchase Options

The following table summarizes for the periods presented the number of share option transactions and the weighted average exercise prices thereof:

	Number of Options	Weighted Average Exercise Price ($CDN)
Outstanding at December 31, 2011	14,221,819	$2.76
Granted (a)	1,615,000	1.03
Exercised (b)	(40,929)	1.19
Expired	(4,291,816)	2.94
Canceled/Forfeited (b)	(79,667)	2.81
Outstanding at September 30, 2012	11,424,407	2.97
Exerciseable at September 30, 2012	8,464,407	$2.63

(a)
The weighted average fair value of options granted during the nine months ended September 30, 2012 was $0.54 (CDN$0.54) (September 30, 2011 – $1.74 (CDN$1.71)) based on the Black-Scholes option pricing model using weighted average assumptions, as described below.

(b)
During the nine months ended September 30, 2012, a total of 40,929 (2011 – 605,100) shares were issued on the exercise of options for cash consideration and nil (2011 – 973,234) shares were issued on exercise by way of a cashless share option exercise. In conjunction with the exercise of the options using the cashless option provision, nil options were cancelled (2011 – 1,018,433).

A summary of the share options exercisable and outstanding at September 30, 2012 was as follows:

Exercise Price Range (CDN$)	Number of Options Outstanding	Weighted Average Remaining Life of Options (Years)	Number of Options Exercisable	Weighted Average Remaining Life of Options (Years)
0.59 - 1.62	2,397,349	3.75	1,299,014	3.19
1.63 - 2.21	1,817,841	2.08	1,684,507	1.91
2.22 - 2.51	2,615,550	2.29	2,390,550	2.29
2.52 - 2.56	2,100,000	3.76	733,336	3.77
2.57 - 10.44	2,493,667	2.89	2,357,000	2.84
	11,424,407	2.97	8,464,407	2.63

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three and Nine Months Ended September 30, 2012 and 2011
 (Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

Weighted average assumptions used in calculating fair value of options granted during the period using Black-Scholes model were as follows:

	Nine Months Ended September 30
	2012	2011
Risk-free interest rate	1.11%	1.68%
Expected Dividend yield	nil	nil
Expected volatility	86.45%	100.00%
Weighted average expected life of the options (months)	40	34

For the nine months ended September 30, 2012, the compensation expense for share options totalled $2.4 million (2011 - $4.2 million), which was included in the Statements of Comprehensive Income and credited to share-based payments reserve.

The following table summarizes for the periods presented the number of restricted share unit transactions and the weighted average exercise prices thereof:

	Number of Restricted Share Units	Weighted Average Exercise Price ($CDN)
Outstanding at December 31, 2011	0
Granted	537,293	0.59
Exercised	0
Expired	0
Canceled/Forfeited	0
Outstanding at September 30, 2012	537,293	0.59
Vested at September 30, 2012	0

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three and Nine Months Ended September 30, 2012 and 2011
 (Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

iv.	Earnings per Share

	Three Months Ended September 30, 2012			Three Months Ended September 30, 2011
	Net Earnings	Shares	Per Share Amount	Net Earnings	Shares	Per Share Amount
Shares outstanding at July 1		259,055,229			244,464,251
Effect of share options exercised		–			96,963
Effect of warrants exercised		–			1,718,419
Basic net earnings (loss) per share	$(15,107)	259,055,229	$(0.06)	$106,781	246,279,633	$0.43
Effect of dilutive securities:
Share options		–			1,146,506
Warrants		–		(18,929)	8,842,919
Diluted net earnings (loss) per share	$(15,107)	259,055,229	$(0.06)	$87,852	256,269,058	$0.34

	Nine Months Ended September 30, 2012			Nine Months Ended September 30, 2011
	Net Earnings	Shares	Per Share Amount	Net Earnings	Shares	Per Share Amount
Shares outstanding at Jan 1		259,014,300			197,621,466
Effect of share options exercised		32,321			17,392,936
Effect of warrants exercised		–			2,072,977
Basic net earnings (loss) per share	$(13,464)	259,046,621	$(0.05)	$124,239	217,087,379	$0.57
Effect of dilutive securities:
Share options					2,111,716
Warrants				(32,290)	10,731,134
Diluted net earnings (loss) per share	$(13,464)	259,046,621	$(0.05)	$91,949	229,930,229	$0.40

For the nine months ended September 30, 2012, 8,464,407 outstanding stock options were excluded from the calculation of diluted earnings per share as their exercise would be antidilutive.

13.	Related Party Transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Company and other related parties are disclosed below.

The Company entered into the following transactions with related parties not disclosed elsewhere in these consolidated financial statements:

a.
Included in accounts payable as at September 30, 2012 was nil (December 31, 2011 - $2.6 million) due to a former director and officer in connection with his retirement and resignation from the Company.

b.	Legal fees - the Company paid or accrued nil (September 30, 2011 – $0.1 million) for legal services rendered during the period by a law firm of which a director of the Company is a partner.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Related parties include directors and officers and companies with common management and directorships.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three and Nine Months Ended September 30, 2012 and 2011
 (Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

14.	Operating Segments

The Company has determined it operates in two geographic segments, USA and Mexico. Operation of mineral properties and extraction of copper and molybdenum occurs in the USA and exploration and development of mineral properties occurs principally in Mexico. All revenue and inventory in 2012 and 2011 were related to the reporting segment in the USA. Long term assets are listed below by segment:

	September 30,	December 31,
Segment (in millions)	2012	2011
USA	345.1	356.2
Mexico	184.7	179.8
Total	529.8	536.0

All revenue is attributable to external customers in the US. The percentage of revenues derived from the Company’s largest customers year-to-date September 30, 2012 is as follows:

	Three Months Ended September 30		Nine Months Ended September 30
Customer Rank	2012	2011	2012	2011
First	46%	44%	50%	37%
Second	28%	16%	24%	18%
Third	21%	33%	21%	41%
Other	5%	7%	5%	4%
Total	100%	100%	100%	100%

15.	Subsequent Events

On October 23, 2012, the Company and the lenders for the MPI Credit Facility amended and restructured the Credit Facility (note 6) and, in conjunction with the restructuring, the Company issued to a syndicate of underwriters, on a bought deal private placement basis (“Offering”), 55,775,000 (includes 15% over-allotment option) common shares of Mercator at a price of $0.52 per common share for gross proceeds of approximately CDN$29.0 million.

Amended Credit Facility

Highlights of the amendment include:

●	Principal payment holiday for two quarters until June 30, 2013;

●	Consolidation of the existing loans into a single $91.7 million term loan;

●	Extending the scheduled payments for one year until March 31, 2017 and restructuring the amortization schedule so repayments are weighted to the second half of the loan life;

●	No incremental copper or molybdenum hedging required;

●
Until the date that MPI has repaid $30.0 million by way of either the cash sweep or voluntary prepayments, (i) an increase in the cash sweep from 25% to 50% of excess cash subject to prepayment; and (ii) a parent guarantee for all obligations of MPI to the lenders subject to certain carve-outs for any indebtedness, liens, asset disposals as they relate to El Pilar and/or the Pre-Construction Facility;

●
Establishment of: (i) a debt service reserve account with a minimum cash balance equal to the next six months debt service which is $2.7 million as of September 30, 2012; and (ii) a $3.0 million maintenance reserve account.

Mercator Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
Three and Nine Months Ended September 30, 2012 and 2011
 (Tabular amounts expressed in thousands of United States Dollars, unless otherwise noted)

●	A condition precedent to closing required the Company to raise not less than $20.0 million to be used to reduce MPI’s working capital deficit.

The commitment to restructure the Credit Facility follows an updated review by the lenders' independent engineers, SRK Consulting (US) Inc.

Private Placement Financing

The Offering was conducted through a syndicate of underwriters who were issued on a bought deal basis a private placement of 55,775,000 (includes 15% over-allotment option) common shares at a price of $0.52 per share for gross proceeds of approximately CDN$29.0 million, or CDN$27.2 million net of costs.

The Company plans to use the net proceeds of the Offering to reduce MPI's working capital deficit and for general corporate purposes.

Other Arrangements

Closing of the arrangements discussed below are subject to receipt of necessary approvals and execution and delivery of definitive binding documentation and certain security arrangements with each of RMB and Silver Wheaton, and are expected to be complete before year-end 2012.

To further address the Company’s working capital position and create enhanced financial flexibility, the Company announced on September 28, 2012 it had entered into an indicative term sheet with RMB Resources Inc. (“RMB”) to arrange up to $30.0 million in a corporate facility to repay the Company’s CDN$25.0 million PCF which is due January 2013 and on October 22, 2012 announced a non-binding letter of intent with Silver Wheaton (Caymans) Ltd (“Silver Wheaton”), to amend the silver purchase agreement. The Company is arranging necessary approvals and executing definitive binding documentation and certain security arrangements with both the RMB and Silver Wheaton.

Court Decision on Exploraciones Global Parcel 38 and 39
The Agrarian Court rendered its decision on the Parcel 38 and 39 litigation between the Ejido and the Company’s subsidiary Exploraciones Global (“Exploraciones”), notifying Exploraciones thru their legal counsel late in the evening on November 13, 2012 of the decision, which decision the Company, Exploraciones and their legal counsel have not had the opportunity to fully review and evaluate. In the decision, the Court found that the original purchase and sale date occurred in October 2007 when Exploraciones paid to the Ejido the purchase price of $2.0 million pesos. The Court determined that at that time, the subject property was still common use land owned by the Ejido, and as such any sale to a third party was not permitted by applicable Mexican law. The effect of this decision by the Agrarian Court is to render the purchase and sale null and void, and renders all successive transactions, including the March 2011 formalization and registration of the title to the properties to Exploraciones under Mexican law, also null and void.

The Company and Exploraciones disagree with this ruling and will challenge this decision through an Amparo to a higher federal court, within the applicable timeline. Exploraciones will vigorously defend its rights under the purchase and sale agreement.  The outcome of these matters is indeterminable. Any settlement resulting from resolution of these matters will be reported in the period of settlement.